2-1-02

9209 82

02020535

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington; D.C.; 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule: 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

EMCO LIMITED
(Translation of registrant's name into English)

PROCESSED
MAR 13 2002
THOMSON
FINANCIAL

620 Richmond Street, London, Ontario N6A 5J9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F________ Form 40-F ✔

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934]

Yes ________ No ✔

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMCO LIMITED
(Registrant)

Date: February 26, 2002

By: /S/ Mark F. Whitley
Mark F. Whitley – General Counsel and Secretary

*Print the name and title of the signing officer under his signature.

Emco Limited Announces Much Improved 2001 Earnings and Cash Flow

LONDON, Ontario (February 25, 2002) – Emco Limited [Toronto: EML; Nasdaq: EMLTF] today announced a profit for the fourth quarter and much stronger results for the year ended December 31, 2001.

Net earnings for the fourth quarter of 2001 were $0.9 million or $0.03 earnings per share on a diluted basis, a significant improvement from a loss of $1.9 million or $0.15 earnings per share for the same period last year. Operating earnings for the fourth quarter of 2001 were $6.5 million compared to an operating loss of $5.3 million in the fourth quarter of 2000.

Emco's net earnings for the year ended December 31, 2001 were $9.6 million or $0.51 earnings per share on a diluted basis compared to net earnings of $1.8 million or $0.01 earnings per share for 2000. Operating earnings for 2001 more than doubled to $38.0 million from $17.4 million in 2000. Both of Emco's business segments contributed to these much improved results.

The company's net cash flow for 2001 reached $70.0 million, a significant increase from a net usage of funds in 2000 of $15.2 million. Long-term debt was reduced from $180.7 million at the beginning of the year to $114.6 million at December 31, 2001.

Emco's total sales for the fourth quarter were $300 million, down slightly from $302 million in the same period last year. For the full year, sales were $1.26 billion up 1.6% from $1.25 billion in 2000. Sales for the Distribution segment for the year were down 3.2%, while Manufacturing sales for 2001 were 19.5% higher than 2000.

The increase in Emco's operating earnings for the year of $20.6 million versus 2000 was due mainly to improved product margins and lower expenses within Distribution and to higher product margins for products manufactured by its subsidiary Emco Building Products Ltd. (on January 01, 2002, Emco completed an internal reorganization by transferring the business of its Building Products division to the wholly-owned subsidiary). Emco's asphalt felt manufacturing operation, which it acquired in September 2000, also achieved strong sales and operating earnings in 2001, particularly in the fourth quarter.

The significant increase in the company's net cash flow in 2001 is the result of the improved operating earnings and strong working capital management, particularly the reduction in Distribution inventories.

Interest and other expense for the year was $19.1 million compared to $22.5 million last year. The decrease in interest expense in 2001 was due to lower debt levels and lower borrowing rates.

"I am extremely pleased with the improvement in our earnings and cash flow", stated Douglas E. Speers, President and Chief Executive Officer of Emco Limited. "As a result of these very positive numbers, we have substantially decreased our long-term debt. ".

Emco Limited is one of Canada's leading distributors and manufacturers of building products for the residential, commercial and industrial construction markets.

For further information please contact:

Gordon E. Currie	Daniel J. Boyd
Vice President, Treasurer & CFO	Director, Investor Relations & Tax
(519-645-3905)	(519-645-3911)

www.emcoltd.com

Forward looking statements contained in this news release are made based on management's expectations and beliefs concerning future events and therefore involve risks and uncertainties. Actual results could differ materially from those expressed or implied.

-30-

EMCO LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Earnings

	Three months ended December 31		Twelve months ended December 31	
	2001	2000	2001	2000
	(000s)		(000s)	
Sales	$ 299,851	$ 301,880	$ 1,264,489	$ 1,245,018
Cost of sales	226,267	241,914	978,902	981,109
Selling and administrative expenses	61,839	61,285	230,224	231,454
Depreciation and amortization	5,146	3,946	17,369	15,012
	293,252	307,145	1,226,495	1,227,575
Operating earnings (loss)	6,599	(5,265)	37,994	17,443
Interest and other	4,016	6,249	19,099	22,515
Gains on disposals	(5)	(2,267)	(837)	(3,033)
	4,011	3,982	18,262	19,482
Earnings (loss) before income taxes	2,588	(9,247)	19,732	(2,039)
Income taxes	400	(7,300)	8,000	(3,800)
	2,188	(1,947)	11,732	1,761
Non controlling interest in a subsidiary	1,295	-	2,134	-
Net earnings (loss)	$ 893	$ (1,947)	$ 9,598	$ 1,761
Earnings (loss) per share (note 3)				
Basic	$ 0.03	$ (0.15)	$ 0.51	$ 0.01
Diluted	0.03	(0.15)	0.51	0.01

See accompanying notes to consolidated financial statements.

Consolidated Statements of Retained Earnings

	Twelve months ended December 31	
	2001	2000
	(000s)	
Retained earnings, beginning of year	$ 50,042	$ 50,735
Net earnings	9,598	1,761
Discount (premium) on repurchase of shares and convertible debentures	584	(804)
Increase in equity component of convertible debentures, net of tax	(1,740)	(1,650)
Retained earnings, end of year	$ 58,484	$ 50,042

See accompanying notes to consolidated financial statements.

EMCO LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

	December 31 2001	December 31 2000
	(000s)	
Assets		
Current assets:		
Accounts receivable	$ 164,780	$ 175,927
Inventories	198,638	226,446
Income and other taxes receivable	-	1,353
Other	7,542	5,892
	370,960	409,618
Property, plant and equipment	122,330	125,568
Other long-term assets	23,195	26,334
Goodwill	28,536	28,357
	$ 545,021	$ 589,877
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 154,437	$ 148,728
Income and other taxes payable	11,935	-
	166,372	148,728
Long-term debt	114,561	180,676
Subordinated debentures	50,716	55,447
Other post-retirement benefits	9,059	9,111
Future income taxes	20,267	24,813
Non controlling interest in a subsidiary	5,216	3,682
Shareholders' equity:		
Capital stock	68,287	67,187
Equity component of convertible subordinated debentures	48,150	47,193
Retained earnings	58,484	50,042
Cumulative translation adjustments	3,909	2,998
	178,830	167,420
	$ 545,021	$ 589,877

See accompanying notes to consolidated financial statements.

EMCO LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Cash Flow Statements

	Three months ended December 31		Twelve months ended December 31	
	2001	**2000**	**2001**	**2000**
	(000s)		(000s)	
Cash flows from operating activities				
Net earnings (loss)	$ 893	$ (1,947)	$ 9,598	$ 1,761
Adjustments for:				
Depreciation and amortization	5,400	4,285	18,393	15,676
Gains on disposal	(5)	(2,267)	(837)	(3,033)
Future income taxes	(2,279)	(3,350)	(4,546)	(3,363)
Non controlling interest in a subsidiary	1,295	-	2,134	-
Changes in non-cash working capital:				
Accounts receivable	58,276	54,480	11,147	2,538
Inventories	12,721	15,450	27,808	(9,056)
Accounts payable and accrued liabilities	(21,882)	(27,982)	5,147	(17,539)
Income and other taxes receivable/payable	3,651	(5,222)	14,204	1,163
Post retirement benefits	(157)	(73)	(52)	9,111
Other	(3,136)	88	(2,895)	(639)
	54,777	33,462	80,101	(3,381)
Cash flows from investing activities				
Purchases of property, plant and equipment	(3,199)	(4,308)	(14,906)	(13,904)
Proceeds on disposal of property, plant and equipment	1,346	7,605	3,110	9,112
Increase in other long-term assets	2,297	(5,018)	1,682	(5,332)
Purchase of businesses	-	(909)	-	(1,735)
	444	(2,630)	(10,114)	(11,859)
Total cash flows from operating and investing activities	$ 55,221	$ 30,832	$ 69,987	$ (15,240)
Cash flows from financing activities				
Increase (decrease) in long-term debt	$ (52,415)	$ (29,192)	$ (64,749)	$ 23,235
Repurchases of subordinated debentures	(962)	-	(3,030)	(2,178)
Repurchase of common shares	-	-	-	(4,252)
Reduction of debt component of 6½% debentures	(1,808)	(1,824)	(2,708)	(2,503)
Distribution to non controlling interest	(250)	-	(600)	-
Issue of common shares	214	184	1,100	938
	$ (55,221)	$ (30,832)	$ (69,987)	$ 15,240

See accompanying notes to consolidated financial statements.

EMCO LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

1. **Significant accounting policies:**

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are consistent with those described in the annual consolidated financial statements for the year ended December 31, 2000.

These consolidated financial statements should be read in conjunction with the company's annual consolidated financial statements for the year ended December 31, 2000 as set out on pages 37 to 52 of the Company's 2000 Annual Report.

2. **Accounting policy changes:**

Effective January 1, 2001, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants for earnings per share. The new Recommendations substantially harmonize Canadian standards with existing U.S. and International standards.

3. **Earnings per share:**

	Three months ended December 31		Twelve months ended December 31	
	2001	2000	2001	2000
	(000s)		(000s)	
Net earnings	$ 893	$ (1,947)	$ 9,598	$ 1,761
Deemed dividend on convertible securities, net of tax	(440)	(420)	(1,740)	(1,650)
Net earnings, basic and diluted	$ 453	$ (2,367)	$ 7,858	$ 111
Common shares outstanding, basic and diluted	15,583	15,371	15,516	15,474

4. **Subordinated debentures due within one year:**

The remaining balance of the 7¼% subordinated debentures becomes due on April 30, 2002. The Company's credit facilities have provisions in the borrowing base for the repayment of these debentures.

5. **Financial Instruments:**

Because of the short-term nature of the company's financial instruments, their carrying values in the balance sheet approximate their fair values.

The company sells forward contracts for U.S. dollars to hedge against exchange fluctuations on U.S. dollar denominated accounts receivable. At December 31, 2001, the company had forward contract commitments to sell approximately $2,000,000 U.S. at a rate of $1.00 U.S. to $1.55 Canadian, maturing in February 2002.

6 **Cyclical nature of the business:**

Interim financial results are not necessarily indicative of annual results because the Company operates in markets which are very seasonal in nature. As a result, the Company traditionally reports low sales and operating earnings in the first and fourth quarters, principally due to lower levels of activity in residential, commercial and industrial construction and renovation markets in Canada during winter months.

7. ***Segmented information:***

The Company has defined its reportable segments to be Distribution, a wholesale distributor of plumbing and related products and Manufacturing, a manufacturer and distributor of building products, food service equipment and securityware. Corporate and other includes the expenses of the Company's corporate office which has responsibility for taxation, treasury management, corporate development, human resources and legal functions and other miscellaneous expenses.

The operating results by reportable segment are as follows:

		Twelve months ended December 31 2001	2000
		(000s)	
Sales	Distribution	$ 949,978	$ 981,725
	Manufacturing	314,511	263,293
		$ 1,264,489	$ 1,245,018
Operating earnings	Distribution	$ 20,402	$ 14,511
	Manufacturing	27,396	9,674
	Corporate and other	(9,804)	(6,742)
		$ 37,994	$ 17,443

EMCO LIMITED

QUALITY ALWAYS
Emco's Commitment

Emco Limitée déclare un bénéfice et des flux de trésorerie très améliorés en 2001

LONDON (Ontario), le 25 février 2002 – Emco Limitée [Toronto: EML; Nasdaq: EMLTF] a déclaré aujourd'hui un bénéfice pour le quatrième trimestre et de bien meilleurs résultats pour l'exercice échu le 31 décembre 2001.

Le bénéfice net du quatrième trimestre de 2001 est de 0,9 million $, soit un bénéfice dilué par action de 0,03 $ - une amélioration considérable par rapport à la perte de 1,9 million $, soit 0,15 $ par action, pour la même période de l'exercice antérieur. Le bénéfice d'exploitation pour le quatrième trimestre de 2001 est de 6,5 millions $, comparativement à une perte d'exploitation de 5,3 millions $ au quatrième trimestre de 2000.

Le bénéfice net d'Emco pour l'exercice clos le 31 décembre 2001 est de 9,6 millions $, soit un bénéfice dilué par action de 0,51 $ (bénéfice net de 1,8 million $, soit 0,01 $ par action pour 2000). Le bénéfice d'exploitation de 2001 a plus que doublé, pour atteindre 38,0 millions $ (17,4 millions $ en 2000). Les deux secteurs d'activité d'Emco ont contribué à ces bien meilleurs résultats.

Les flux de trésorerie nets de la société, pour 2001, ont atteint 70,0 millions $, une hausse considérable par rapport à des sorties de fonds de 15,2 millions $ en 2000. La dette à long terme a baissé, passant de 180,7 millions $ au début de l'exercice, à 114,6 millions $ au 31 décembre 2001.

Le chiffre d'affaires total d'Emco au quatrième trimestre s'est établi à 300 millions $, en légère baisse sur les 302 millions $ de la même période de l'année antérieure. Pour tout l'exercice, le chiffre d'affaires s'est élevé à 1,26 milliard $ - une hausse de 1,6 % par rapport à 1,25 milliard $ en 2000.

La hausse de 20,6 millions $ du bénéfice d'exploitation d'Emco, pour tout l'exercice, par rapport à celui de 2000, est attribuable principalement à l'amélioration des marges sur les produits et à la baisse des dépenses en Distribution, ainsi qu'à la hausse des marges sur les produits fabriqués par Emco Matériaux de Construction Ltée, sa filiale (le 1er janvier 2002, Emco a achevé sa réorganisation interne en transférant l'activité de sa division Matériaux de construction à la filiale à part entière). L'usine de fabrication de feutre asphalté d'Emco, acquise en septembre 2000, a également réalisé un fort chiffre d'affaires et un bénéfice d'exploitation soutenu en 2001, surtout au quatrième trimestre.

La hausse considérable des rentrées de fonds de la société en 2001 est le résultat d'un meilleur bénéfice d'exploitation et d'une gestion énergique du fonds de roulement, en particulier la diminution des stocks de Distribution.

Les intérêts et autres frais s'élèvent à 19,1 millions $ pour l'exercice (22,5 millions $ l'année dernière). La baisse des frais d'intérêts en 2001 est attribuable à la baisse du niveau d'endettement et à des taux d'intérêts moins élevés.

Phone (519) 645-3900 620 Richmond Street, P.O. Box 5252, London, Ontario, Canada N6A 4L6 Fax (519) 645-2465

« Je suis très heureux de l'amélioration de notre bénéfice et de nos flux de trésorerie, a déclaré Douglas E. Speers, président et chef de la direction d'Emco Limitée. Ces résultats très positifs nous ont permis de diminuer considérablement notre dette à long terme ».

Emco Limitée est un chef de file canadien dans la distribution et la fabrication de matériaux de construction pour les marchés du bâtiment résidentiel, commercial et industriel.

Pour tous renseignements complémentaires, prière de communiquer avec :

Gordon E. Currie
Vice-président, trésorier et
directeur des services financiers
(519) 645-3905

Daniel J. Boyd
Directeur, relations avec les investisseurs
et fiscalité
(519) 645-3911

www.emcoltd.com

Les projections d'avenir exprimées dans le présent communiqué de presse sont fondées sur les attentes et les opinions de la direction concernant des événements futurs et comportent par conséquent des risques et des incertitudes. Les résultats réels pourraient différer de façon appréciable des résultats exprimés ou implicites.

-30-

EMCO LIMITÉE
ÉTATS FINANCIERS CONSOLIDÉS

États consolidés des résultats

	Trois mois échus le 31 décembre		Douze mois échus le 31 décembre	
	2001	**2000**	**2001**	**2000**
	(Milliers)		(Milliers)	
Chiffre d'affaires	299 851 $	301 880 $	1264 489 $	1245 018
Coût des produits vendus	226 267	241 914	978 902	981 109
Frais de vente et d'administration	61 839	61 285	230 224	231 454
Amortissement	5 146	3 946	17 369	15 012
	293 252	307 145	1226 495	1227 575
Bénéfice (perte) d'exploitation	6 599	(5 265)	37 994	17 443
Intérêts et autres charges	4 016	6 249	19 099	22 515
Gains sur cessions	(5)	(2 267)	(837)	(3 033)
	4 011	3 982	18 262	19 482
Bénéfice (perte) avant impôts sur le revenu	2 588	(9 247)	19 732	(2 039)
Impôts sur le revenu	400	(7 300)	8 000	(3 800)
	2 188	(1 947)	11 732	1 761
Intérêts minoritaires dans une filiale	1 295		2 134	
Bénéfice (perte) net(te)	893 $	(1 947) $	9 598 $	1 761
Bénéfice (perte) par action (note 3)				
Non dilué(e)	0,03 $	(0,15) $	0,51 $	0,01
Dilué(e)	0,03	(0,15)	0,51	0,01

Se reporter aux notes afférentes aux états financiers consolidés.

États consolidés des bénéfices non répartis

	Douze mois échus le 31 décembre	
	2001	**2000**
	(Milliers)	
Bénéfices non répartis au début de l'exercice	50 042 $	50 735
Bénéfice net	9 598	1 761
Escompte (prime) sur le rachat d'actions et de débentures convertibles	584	(804)
Augmentation de la part capitaux propres des débentures convertibles, nette d'impôts	(1 740)	(1 650)
Bénéfices non répartis à la fin de l'exercice	58 484 $	50 042

Se reporter aux notes afférentes aux états financiers consolidés.

EMCO LIMITÉE
ÉTATS FINANCIERS CONSOLIDÉS

Bilans consolidés

	31 décembre 2001	31 décembre 2000
	(Milliers)	
Actif		
Actif à court terme :		
Comptes-clients	164 780 $	175 927
Stocks	198 638	226 446
Impôts sur les bénéfices et autres impôts et taxes à recevoir		1 353
Divers	7 542	5 892
	370 960	409 618
Immobilisations	122 330	125 568
Autres éléments d'actif à long terme	23 195	26 334
Écart d'acquisition	28 536	28 357
	545 021 $	589 877
Passif et avoir des actionnaires		
Passif à court terme :		
Comptes-fournisseurs et charges à payer	154 437 $	148 728
Impôts sur les bénéfices et autres impôts et taxes à payer	11 935	-
	166 372	148 728
Dette à long terme	114 561	180 676
Débentures subordonnées	50 716	55 447
Autres avantages complémentaires de retraite	9 059	9 111
Impôts futurs	20 267	24 813
Intérêts minoritaires dans une filiale	5 216	3 682
Avoir des actionnaires :		
Capital-actions	68 287	67 187
Composante capitaux propres des débentures subordonnées convertibles	48 150	47 193
Bénéfices non répartis	58 484	50 042
Gains ou pertes de change cumulatifs	3 909	2 998
	178 830	167 420
	545 021 $	589 877

Se reporter aux notes afférentes aux états financiers consolidés.

EMCO LIMITÉE
ÉTATS FINANCIERS CONSOLIDÉS

États consolidés des flux de trésorerie

	Trois mois échus le 31 décembre		Douze mois échus le 31 décembre	
	2001	2000	2001	2000
	(Milliers)		(Milliers)	
Flux de trésorerie liés à l'exploitation				
Bénéfice (perte) net(te)	893 $	(1 947) $	9 598 $	1 761
Redressements pour :				
Amortissement	5 400	4 285	18 393	15 676
Gains sur cession	(5)	(2 267)	(837)	(3 033)
Impôts futurs	(2 279)	(3 350)	(4 546)	(3 363)
Intérêts minoritaires dans une filiale	1 295	-	2 134	-
Variations du fonds de roulement hors-caisse :				
Comptes-clients	58 276	54 480	11 147	2 538
Stocks	12 721	15 450	27 808	(9 056)
Comptes-fournisseurs et charges à payer	(21 882)	(27 982)	5 147	(17 539)
Impôts sur les bénéfices et autres impôts et taxes à recevoir ou exigibles	3 651	(5 222)	14 204	1 163
Avantages complémentaires de retraite	(157)	(73)	(52)	9 111
Autres	(3 136)	88	(2 895)	(639)
	54 777	33 462	80 101	(3 381)
Flux de trésorerie liés aux investissements				
Acquisitions d'immobilisations	(3 199)	(4 308)	(14 906)	(13 904)
Produit de la cession d'immobilisations	1 346	7 605	3 110	9 112
Augmentation des autres éléments d'actif à long terme	2 297	(5 018)	1 682	(5 332)
Acquisition d'entreprises	-	(909)	-	(1 735)
	444	(2 630)	(10 114)	(11 859)
Total des flux de trésorerie liés à l'exploitation et aux investissements	55 221 $	30 832 $	69 987 $	(15 240)
Flux de trésorerie liés aux activités de financement				
Augmentation (diminution) de la dette à long terme	(52 415) $	(29 192) $	(64 749) $	23 235
Rachats de débentures subordonnées	(962)	-	(3 030)	(2 178)
Rachat d'actions ordinaires	-		-	(4 252)
Diminution de la composante passif des débentures, 6 ½ %	(1 808)	(1 824)	(2 708)	(2 503)
Distribution aux intérêts minoritaires	(250)	-	(600)	-
Émission d'actions ordinaires	214	184	1 100	938
	(55 221) $	(30 832) $	(69 987) $	15 240

Se reporter aux notes afférentes aux états financiers consolidés.

EMCO LIMITÉE
ÉTATS FINANCIERS CONSOLIDÉS

Notes afférentes aux états financiers consolidés

1. **Principales conventions comptables :**

Les états financiers consolidés ci-joints, ont été dressés selon les principes comptables généralement reconnus au Canada, et sont conformes à ceux décrits dans les états financiers consolidés annuels pour l'exercice échu le 31 décembre 2000.

Il convient de lire ces états financiers consolidés de pair avec les états financiers consolidés annuels de la société pour l'exercice échu le 31 décembre 2000, présentés aux pages 37 à 52 du rapport annuel 2000 de la société.

2. **Modifications des conventions comptables :**

La société a adopté au 1er janvier 2001 les nouvelles recommandations de l'Institut Canadien des Comptables Agréés pour calculer le bénéfice par action. Les nouvelles recommandations ont pour effet d'harmoniser pratiquement les normes canadiennes avec les normes actuellement en vigueur aux États-Unis et sur le plan international.

3. **Bénéfice par action :**

	Trois mois échus le 31 décembre				Douze mois échus le 31 décembre			
	2001		**2000**		**2001**		**2000**	
	(Milliers)				(Milliers)			
Bénéfice net	893	$	(1 947)	$	9 598	$	1 761	$
Dividende réputé sur les titres convertibles, net d'impôts	(440)		(420)		(1 740)		(1 650)	
Bénéfice net, non dilué et dilué	453	$	(2 367)	$	7 858	$	111	$
Actions ordinaires en circulation, non diluées et diluées	15 583		15 371		15 516		15 474	

4. **Débentures subordonnées échéant à moins d'un an :**

Le solde des débentures subordonnées, 7 ¼ % échoit le 30 avril 2002. Les facilités de crédit de la société comportent des provisions dans la base d'emprunt pour le remboursement de ces débentures.

5. **Instruments financiers :**

Étant donné que les instruments financiers de la société sont à court terme, leur valeur comptable est à peu près la même que leur juste valeur sur le bilan.

La société vend des contrats de change à terme en dollars US pour se protéger contre les fluctuations des taux de change des comptes-clients libellés en devises américaines. Au 31 décembre 2001, la société était partie à des contrats de change à terme visant la vente d'environ 2 000 000 $ US au taux de 1,00 $ US pour 1,55 $ CDN, en février 2002.

Notes afférentes aux états financiers consolidés

6. Caractère cyclique de l'activité :

Les résultats financiers intérimaires ne sont pas nécessairement indicatifs des résultats de l'exercice entier, car la société œuvre dans des marchés de nature très saisonnière. Par conséquent, la société réalise habituellement un chiffre d'affaires et un bénéfice d'exploitation bas au premier et au quatrième trimestres, surtout à cause du ralentissement de l'activité au Canada durant les mois d'hiver, dans les marchés du bâtiment résidentiel, commercial et industriel, ainsi que dans celui de la rénovation.

7. Information sectorielle :

La société a défini ses secteurs isolables comme étant Distribution, un distributeur en gros de produits de plomberie et d'articles connexes, et Fabrication, un fabricant et distributeur de matériaux de construction, de matériel pour le service alimentaire et d'appareils de sûreté. Le poste *siège social et divers* comprend les dépenses pour lesquelles le siège social de la société est comptable, soit la fiscalité, la gestion de la trésorerie, le perfectionnement de l'entreprise, les ressources humaines et les questions juridiques, ainsi que d'autres dépenses diverses.

Les résultats d'exploitation par secteur isolable sont les suivants :

		Douze mois échus le 31 décembre	
		2001	**2000**
		(Milliers)	
Chiffre d'affaires	Distribution	949 978 $	981 725 $
	Fabrication	314 511	263 293
		1 264 489 $	1 245 018 $
Bénéfice d'exploitation	Distribution	20 402 $	14 511 $
	Fabrication	27 396	9 674
	Siège social et divers	(9 804)	(6 742)
		37 994 $	17 443 $